[Quizno's Corporation Logo]

                                December 4, 2000


To Holders of The Quizno's Corporation's Preferred Stock:

On November 13, 2000, The Quizno's Corporation (the "Company") commenced a tender offer to purchase all of the outstanding shares of its common stock ("Common Stock") at a purchase price of $8.00 per share, net to seller in cash (the "Offer"). The Offer is conditioned on, among other things, there being validly tendered and not withdrawn prior to the expiration date of the Offer not less than 51% of the then outstanding shares of Common Stock, on a fully diluted basis, other than shares beneficially owned by Richard E. Schaden, the Chairman of the Board of Directors, President and Chief Executive Officer of the Company, Richard F. Schaden, Vice President, Secretary and a Director of the Company and Frederick H. Schaden, a Director of the Company. The Offer expires at midnight, New York City time, on December 11, 2000, unless extended by the Company (the "Expiration Date"). Additional information about the Offer is contained in the Offer to Purchase and related documentation, copies of which are enclosed with this letter (the "Offer Materials").

As a holder of the Company's preferred stock ("Preferred Stock"), you may elect to participate in the Offer by converting your shares of Preferred stock into shares of Common Stock and then validly tendering the shares of Common Stock prior to the Expiration Date. In the event you wish to tender your shares in the Offer but do not wish to convert your shares of Preferred Stock until after the Company has decided to accept the shares tendered in the Offer, you may do so by:

o delivering a Notice of Guaranteed Delivery, properly completed by you and an eligible bank or broker, to the depositary for the Offer on the Expiration Date;

o converting your Preferred Stock into shares of Common Stock following the acceptance of the Offer; and

o delivering the Common Stock to the account of the depositary for the Offer within three trading days of the Expiration Date.

Tucker Anthony Capital Markets, the Dealer Manager for the Offer ("Tucker Anthony") has agreed to facilitate the process outlined in the previous paragraph on your behalf. In order to take advantage of this, you will need to open an account with Tucker Anthony and deliver to Tucker Anthony the following materials:

o Preferred Stock share certificates representing the shares you wish to convert into Common Stock and then tender (the "Share Certificates").

o Properly completed Letter of Transmittal (the blue document contained in the Offer Materials).

o Properly completed Notice of Guaranteed Delivery (the yellow document contained in the Offer Materials).

o    Instructions to Tucker Anthony (enclosed with this letter).

o    Notice of Conversion (enclosed with this letter).

o Completed Tucker Anthony Customer Client Agreement (enclosed with this letter).

o    Completed Tucker Anthony New Account Form (enclosed with this letter).

o    Completed Stock Powers (enclosed with this letter).

ALL MATERIALS MUST BE RECEIVED BY TUCKER ANTHONY BY FRIDAY, DECEMBER 8, 2000.

The method of delivery of the Share Certificates and all other required documentation is at the option and risk of the tendering shareholder and will be deemed made when received by Tucker Anthony. Delivery by a national overnight service with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery. Materials should be sent to the following address:

Tucker Anthony Capital Markets
         c/o Freedom Services
         15 Exchange Place
         Suite 520
         Jersey City, NJ  07302
         Attn: Jerry Azara

If you have any questions or requests for assistance you may call Rae Yerkey of Tucker Anthony at (800) 375-0252.

                                            Sincerely,



                                            THE QUIZNO'S CORPORATION

Enclosures

                 INSTRUCTIONS TO TUCKER ANTHONY CAPITAL MARKETS



Tucker Anthony Capital Markets


Ladies and Gentlemen:
The undersigned hereby instructs you tender to The Quizno's Corporation (the "Company") the shares of the Company's common stock issuable upon the conversion of that number of shares of the Company's preferred stock set forth in the enclosed Notice of Conversion (the "Shares") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 13, 2000 (the "Offer to Purchase") and in accordance with these instructions. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Enclosed herewith are:

o    A properly completed Letter of Transmittal.

o    A properly completed Notice of Guaranteed Delivery.

o Preferred stock share certificates described in the Letter of Transmittal and Notice of Guaranteed Delivery (the "Share Certificates").

o    A properly completed Notice of Conversion.

     On the Expiration Date the undersigned hereby instructs you to deliver the Notice of Guaranteed Delivery and Letter of Transmittal to the Depositary unless the Shares have been validly withdrawn by the undersigned. The undersigned agrees that for a withdrawal to be effective you must have received from the undersigned prior to the Expiration Date a written, telegraphic or facsimile transmission notice of withdrawal in the form described in the section entitled "The Tender Offer--Withdrawal Rights" of the Offer to Purchase.

     In the event the Company announces that it has accepted the Offer, the undersigned instructs you to release the Notice of Conversion and Share Certificates to the Company's transfer agent for the purpose of converting the Shares into shares of the Company's common stock. Following such conversion, you shall instruct the Company's transfer agent to deliver certificates representing the shares of common stock issued on the conversion of the Shares to the account of the Depositary within three Nasdaq Market trading dates from the Expiration Date.

                                     Sincerely,



                                     ______________________________
                                     Signature


                                     ______________________________
                                     Print Name

                                     Address:

                                     ______________________________

                                     ______________________________

                                     ______________________________

                                     Phone:________________________

                              Notice of Conversion



To :  THE QUZINO'S CORPORATION

     The undersigned hereby irrevocably elects to convert the number of shares of preferred stock of The Quizno's Corporation (the "Company") listed below and requests that certificates for such shares be issued in the name of undersigned and delivered to the Harris Trust Company of New York as depositary for the tender offer by the Company described in the Offer to Purchase, dated November 13, 2000.

 Class of cumulative convertible preferred stock to be converted (please check):
         Class A
         Class B

         Class C
         Class E

         Number of shares of preferred stock to be converted:_________________

Dated:  ________________
Name of Holder of Preferred Stock:____________________________________________
                                                (please print)
Address:  ____________________________________________________________________

Signature:  __________________________________________________________________